MetLife Exempt Solicitation

Notice of Exempt Solicitation (Voluntary Submission)

Pursuant to Rule 14a-103

Name of the Registrant: MetLife, Inc.

Name of persons relying on exemption: Nia Impact Capital

Address of persons relying on exemption: 4900 Shattuck Ave #3648, Oakland, CA 94609

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, and is made voluntarily.

The proponents urge you to vote FOR the stockholder proposal requesting the board of directors to oversee a third-party audit on the racial impacts of MetLife’s policies, practices, products, and services, Proposal 5, at the MetLife Annual Meeting of Shareholders on June 18, 2024.

SUMMARY OF THE PROPOSAL

The resolution requests that MetLife’s Board of Directors oversee a third-party audit (within a reasonable time frame and at a reasonable cost) and produce recommendations for improving the racial impacts of MetLife’s policies, practices, products, and services, above and beyond legal and regulatory matters. A summary report on the audit, prepared at reasonable cost and omitting confidential/proprietary information, should be published on the company’s website.

Key components of a racial equity audit

A racial equity audit analyzes the benefits and potential adverse impacts of a company’s policies, practices, and products on vulnerable communities. The main components of this type of audit include:

●	The audit shall be conducted by a third-party, independent, outside auditor with civil rights experience,
●	The auditor shall hold conversations with a mix of national and local organizations that represent a broad range of constituencies to determine the key topics to include within the audit,
●	The engaged stakeholders shall speak with the auditors independently of the company,
●	The Board shall provide oversight and review findings, and
●	The company shall publish a summary of findings, if not the report itself, along with its planned next steps.

A RACIAL EQUITY AUDIT WOULD BENEFIT METLIFE

MetLife’s understanding of how its policies, practices, and products impact vulnerable communities is essential as an insurance and benefits provider. More than 20 companies have now conducted racial equity audits including MetLife’s compensation and performance peers, as outlined in its most recent proxy statement, Citigroup, JPMorgan Chase, and Wells Fargo. Companies that have completed racial equity or civil rights audits have described organizational benefits from conducting these audits. Those benefits include:

●	Identification of the gaps between a company’s self-perception and those of its key stakeholders,
●	Development of new and additive partnerships and relationships within the community,

●	Assessment of the needs of customers and employees, enabling proactive creation of support teams and committees, and
●	Guidance for diversity officers, human resources managers, and executives on appropriate next steps.

MetLife has a particular need to conduct a racial equity audit, as the company has had a number of costly missteps related to race-based discrimination. As examples, in February, 2022, MetLife announced that it had set aside over $250 million to cover expected costs of reimbursing non-White customers who may have been racially discriminated against by the company. At the time, the company was facing a class-action lawsuit by Black policyholders and an investigation by the New York State Insurance Department.1 MetLife also settled an employment discrimination lawsuit for over $32 million in 2017. In 2002, the company settled a suit for approximately $150 million that had been brought by the New York State Insurance Department centered on the company’s race-based underwriting from 1901-1964. 2

In 2020, in an action that is applauded by the proponents, MetLife committed an additional $5 million, on top of the existing $10 million in annual contributions MetLife Foundation makes to support diverse communities.3 These funds are intended to advance educational, career advancement, and ownership opportunities for Black individuals in an effort to advance racial equity.4 MetLife also has a Global DEI Leadership Council, which is an in-house, 18-member, CEO-led body whose goal is “achieving our long-term aspiration to be a leading company for DEI with top-quartile performance.”5 The company has also stated that they “measure ourselves against industry benchmarks and are committed to maintaining top-quartile performance across ethnic and racial diversity in the U.S. and achieving top-quartile performance in our female officer population globally.”6

These are positive initiatives, yet are they focused in the right areas? Are they being well received? Might they be tailored to be more effective in reaching the company’s goals? These are the types of questions that a racial equity audit would help MetLife answer. Research published in 2023 identified a statistically significant correlation between higher levels of manager diversity and financial outperformance across a number of metrics. However, this diversity benefit was lost when the company mismanaged broader race and equity actions.7

METLIFE HAS MISUNDERSTOOD THE PROPONENT’S REQUEST

In opposition to this proposal, MetLife’s Board notes “that actuaries do not consider, and are legally prohibited from considering, factors such as race or other protected characteristics in their risk assessments. Any suggestion that the company should modify its underwriting criteria or pricing strategies based on race contradicts the fundamental principles of insurance underwriting and pricing….” The company argues that “implementing the proposal would inevitably lead to violations of insurance laws in the majority of states, which prohibit the consideration of race in underwriting and pricing decisions and are designed to protect minorities and people of color.”

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1 https://www.wsj.com/articles/SB1013049441796126840

2 https://lawyerinc.com/biggest-metlife-lawsuits-in-company-history/

3 https://www.metlife.com/about-us/newsroom/2020/june/metlife-foundation-commits-additional-5-million-to-advance-racial-equity/#:~:text=MetLife%20Foundation%20today%20announced%20that%20it%20is%20committing,career%20opportunities%2C%20Black%20business%20ownership%2C%20and%20racial-justice%20initiatives.

4 https://www.metlife.com/about-us/newsroom/2020/june/metlife-foundation-commits-additional-5-million-to-advance-racial-equity/

5 https://sustainabilityreport.metlife.com/content/dam/metlifecom/us/sustainability/Sustainability-2023/sustainability-report-site/pdf/2022-sustainability-report.pdf

6 https://sustainabilityreport.metlife.com/content/dam/metlifecom/us/sustainability/Sustainability-2023/sustainability-report-site/pdf/2022-sustainability-report.pdf

7 https://www.asyousow.org/report-page/2023-capturing-the-diversity-benefit#:~:text=Diversity%20has%20been%20linked%20with,differently%20when%20addressing%20complex%20challenges.

However, this proposal is making an assessment and disclosure request. Proponents are not asking for the inclusion of race within MetLife’s underwriting considerations.

The request is to have MetLife’s policies, practices, products, and services analyzed against its impact on vulnerable communities. As underwriting falls within the policies, practices, products and services the company offers, underrwriting would be a part of the stakeholder engagement process. After the audit, recommendations would come from the independent auditor that are appropriate for MetLife, its business model, and its legal obligations. In committing to a racial equity audit, MetLife is not committing to change its underwriting process.

Additionally, within its most recent 10-K, MetLife identifies an internal audit as one of the three lines of defense it has for “identifying, measuring, monitoring, managing, and reporting risks,”8 stating that an internal audit “serves as the third line of defense, providing independent assurance and testing over the risk and control environment and related processes and controls.”9 An external audit requested provides these same benefits and protections, yet relies on external stakeholder input.

The process of conducting a racial equity audit allows impacted stakeholders to identify their prioritized concerns while a skilled auditor translates these findings into guidance into insights and strategies for the company.

THE INSURANCE INDUSTRY HAS MISSED OPPORTUNITIES TO FAIRLY ENGAGE BLACK CONSUMERS

During the widespread reflections on race in America that occurred during the summer of 2020, the President of the National Association of Insurance Commissioners, Ray Farmer, stated that “[t]he needless deaths of Ahmaud Arbery, Breonna Taylor, and George Floyd have led to a movement on racial equality that we cannot ignore.”10 Since then, the insurance industry as a whole has acknowledged its role in perpetuating unfair practices and the NAIC has been “taking steps toward a more holistic approach to addressing racial disparities and promoting diversity in the insurance industry.” As a part of this effort, it established a special committee with the goal of “address[ing] issues of race and insurance.”11 Then-NAIC Secretary-Treasurer Chlora Lindley-Myers also noted that although the industry has eliminated many forms of direct racial discrimination, “less obvious forms of discrimination remain.”12

The life insurance industry specifically, up until the passage of the Civil Rights Act in 1964, offered Blacks ‘race-based life insurance premiums’ charging anywhere from 30-40% more than their White counterparts.13 MetLife, at one point in time, attempted to justify the premium, stating “Non-whites present special insurance problems traceable to their generally less favorable living conditions and greater instability of the family among them.”14

There are racial justice implications in product design, underwriting, and knowledge distribution channels.15 MetLife is competing with insurers seeking to develop innovative products that align to diverse consumers’ evolving needs and provide tangible value to them. This is a moment of opportunity for MetLife to increase its relevance by ensuring its understanding of its diverse existing, and potential, consumer bases and to play a critical role in the inclusion of new market participants.

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8 https://www.sec.gov/ix?doc=/Archives/edgar/data/1099219/000109921924000035/met-20231231.htm

9 https://www.sec.gov/ix?doc=/Archives/edgar/data/1099219/000109921924000035/met-20231231.htm

10 https://www.youtube.com/watch?v=H6NwNJ0AmtE

11 https://content.naic.org/cipr-topics/race-insurance

12 https://www.youtube.com/watch?v=H6NwNJ0AmtE

13 https://www.investopedia.com/race-and-insurance-5075141

14 https://www.tampabay.com/archive/2001/07/25/metlife-s-race-based-policies-unearthed/

15 https://news.ambest.com/articlecontent.aspx?refnum=313831

CONCLUSION

The resolution asks the Board to oversee the commission of a third-party independent racial equity audit in order to earn the insights and relationship building that may come with such an audit and to be able to fairly capture the growth and business opportunities associated with diverse consumers.

For questions regarding Proposal 5, please contact Meredith Benton, Whistle Stop Capital, at benton@whistlestop.capital"benton@whistlestop.capital or (415) 384-9895.

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The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by the resolution filer.

Please do not send us your proxy card; neither Nia Impact Capital nor Whistle Stop Capital is able to vote your proxies, nor does this communication contemplate such an event. To vote your proxy, please follow the instructions on your proxy card.